UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 2) Under the Securities Exchange Act of 1934
Pacific Coast Oil Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

694103102
(CUSIP Number)

Carson Mitchell Shipyard Capital LP 1477 Ashford Avenue, #2006 San Juan, PR 00907 1-646-509-9519

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694103102	13D	Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

47-4835562

SHIPYARD CAPITAL LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,212,503
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,212,503
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%

14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 3 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

47-4663148

SHIPYARD CAPITAL MANAGEMENT LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,212,503
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,212,503
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%

14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 4 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CEDAR CREEK PARTNERS LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,515,400
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,515,400
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,515,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 5 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ERIKSEN CAPITAL MANAGEMENT LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,515,400
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,515,400
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,515,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 6 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Walter C. Keenan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
224,113
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
224,113
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.58%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 7 of 10

Item 1.	Security and Issuer

This Schedule 13D relates to units of beneficial interest (the “Units”), of Pacific Coast Oil Trust (the “Issuer” or “Pacific Coast”). The address of the issuer is 601 Travis Street, 16th Floor, Houston, Texas 77002.

Item 2.	Identity and Background

(a)            This Statement is filed by:

(1) Shipyard Capital Management LLC (“Shipyard”)

(2) Cedar Creek Partners LLC (“CCP”)

(3) Walter C. Keenan (“Mr. Keenan”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)            The principal business address of Shipyard is 1477 Ashford Avenue, #2006, San Juan, PR 00907. The principal business address of CCP is 8695 Glendale Road, Custer, WA 98240. The principal business address of Mr. Keenan is 25 Ave Munoz Rivera #812, San Juan, PR 00901.

(c)            The principal business of Shipyard is acquiring, holding and disposing of investments in various companies. The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of Mr. Keenan is consulting, primarily to insurance and financial services companies.

(d)            No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. Mitchell is a citizen of the United States. Shipyard is a Delaware limited liability company. Mr. Eriksen is a citizen of the United States. CCP is a Washington limited liability company. Mr. Keenan is a citizen of the United States.

Item 3.	Source and amount of Funds or Other Consideration

The units were acquired in open market purchases with working capital of Shipyard, CCP, and Mr. Keenan respectively. The amount of funds expended, excluding commissions, to acquire units held by Shipyard, CCP, and Mr. Keenan is $469,225, $432,473, and $98,994, respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of Pacific Coast for investment purposes.

CUSIP No. 694103102	13D	Page 8 of 10

Shipyard, CCP, and Mr. Keenan believe that the trustee is not properly representing unitholders. The trustee has refused to file suit against PCEC for what we believe are illegal and improper assessments against the trust, preventing the trust from making distributions and potentially forcing dissolution and liquidation, which we believe would harm unitholders.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the units at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the units; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the trustee of the Issuer (the “Trustee”), other unitholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the units; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) proposing changes of the trust’s trustee or bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional units or dispose of some or all of the units beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On October 11, 2022, Shipyard and CCP sent a letter to the trustee requesting that it file suit against PCEC, the trust’s operator, or face a special meeting vote to be removed as trustee. That letter was filed as Exhibit 2 to the Schedule 13D filed the same day. On October 17, 2022, the trustee filed a response letter on Form 8K (incorporated here by reference), indicating that it intends to take no action against the operator at this time. On November 3, 2022, Shipyard and CCP sent a letter to the trustee further explaining why PCEC’s accounting is improper, and reiterating their intent to call a special meeting to vote on the trustee’s removal. On December 12, 2022, Shipyard and CCP sent a letter to the trustee, demanding that a special meeting of unitholders be called for the purpose of voting on the trustee’s removal and voting to approve that the trustee be directed to take no action to dissolve the trust during the remainder of its tenure as trustee. That letter is attached as Exhibit 2.

CUSIP No. 694103102	13D	Page 9 of 10

Item 5.	Interest in Securities of the Issuer

The following sets forth the aggregate number and percentage (based on 38,583,158 units outstanding on August 1, 2019, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on August 1, 2019) of outstanding units owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Shipyard Capital LP (1)	3,212,503	8.3%
Cedar Creek Partners LLC (2)	1,515,400	3.9%
Walter C. Keenan (3)	224,113	0.6%
Total for Shipyard, CCP, and Mr. Keenan	4,952,016	12.8%

(1)	These units are owned by Shipyard, an investment partnership, for which Shipyard Capital Management LLC is General Partner and acts as the discretionary portfolio manager.

(2)	These units are owned by CCP, an investment partnership, for which Eriksen Capital Management LLC is the Managing Member, and acts as the discretionary portfolio manager.

(3)	These units are owned by Walter C. Keenan, a private investor.

The following table sets forth all transactions with respect to the Common Stock effected by Reporting Persons since the 13D/A filing on November 3, 2022, or in the case of Mr. Keenan in the last 60 days.

	Date	Shares	Buy/Sell	Price
Walter C. Keenan	11/14/2022	224,113	Buy	0.428

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Letter to Trustee, dated December 12, 2022

CUSIP No. 694103102	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022

SHIPYARD CAPITAL MANAGEMENT LLC

By:	/s/ Carson Mitchell
Carson Mitchell
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

Walter C. Keenan

By:	/s/ Walter Keenan
Walter Keenan